SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Minutes of the 153rd Board of Directors' Meeting" dated on December 10, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Minutes of the 153rd Board of Directors’ Meeting

December 10, 2007 (03 pages)

For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; December 10, 2007) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 153rd Board of Directors’ meeting held on December 10, 2007:

1. DATE, TIME AND VENUE: December 10, 2007, at 12:00 pm (São Paulo time), at the Company’s headquarters located at Rua Martiniano de Carvalho #851, São Paulo - SP.

2. ATTENDES: Antonio Carlos Valente da Silva – Chairman of the Board of Directors and José Maria Alvarez-Pallete López – Vice Chairman.

3. CALL NOTICE: According to the article 19 of the Company’s Bylaws and verifying the statutory “quorum”, the meeting began.

4. DELIBERATIONS AND RESOLUTIONS:

a) Considering that the article 20 of the Company’s Bylaws anticipates that the Company’s Executive Board shall be made up of at least 3 and at most fifteen 15 members, being Chief Executive Officer, General Executive Officer of Fixed Telephony; Executive Officer of Finance and Investor Relations and Other Directors without specific assignment, whose responsibilities will be established by the Board of Directors, that also may specify its assignments;

b) Considering that the Executive Board presented to the Board of Directors a proposal aiming the simplification of the administrative structure and the reformulation of the Company’s Executive Board structure, without impacts in the Company’s Bylaws.

The Board of Directors, according to its legal and statutory responsibilities, approved the Executive Board proposal and, according to the article 17, chapters V and considering the article 20, both of the Company’s Bylaws, decided to reformulate the Company’s Executive Board structure, as follows:

I – There are canceled, as of January 1ST, 2008, the designations, assignments and responsibilities of the following Executive Boards: Regulation and Strategy; Management Control and Resources; Human Resources; Enterprises Segment; Residential Segment; Wholesale Segment; Businesses Segment; Network Services; Commercial and Administrative Services.

II – As of January 1ST, 2008, the responsibilities of the Executive Board given by the Board as previously mentioned in the item “I”, according to the minutes of the 147th meeting, of February 23, 2007, will be the responsibility of the Executive Board that will made up the Company’s Management as anticipated in the articles 13 and 20 of the Company’s Bylaws, according the supervision and coordination assignments of each one attributed individually, or in group in joint decisions.

III – According to the deliberations previously mentioned in the item “I”, as of January 1st, 2008, including, the current Executive Board of Regulation and Strategy, Management Control and Resources, Human Resources, Enterprises Segment, Residential Segment, Wholesale Segment, Businesses Segment, Network Services and Commercial and Administrative Services will stop integrating the Company’s Management as anticipated in the articles 13 and 20 of the Company’s Bylaws, being respectively: Maurício Antonio Giusti de Oliveira, Alvaro Julio Badiola Guerra, Françoise Trapernard, Roberto José Maris de Medeiros, Carlos Alberto Morales Paulin, Bento José de Orduña Viegas Louro, Fábio Bruggioni, José Luis Fins Filho and Fábio Silvestre Micheli.

IV – According to the deliberations mentioned above and considering the article 20 of the Company’s Bylaws, the Board of Directors established that, as of January 1st, 2008, the Executive Board will be made up of 4 (four) positions, being 3 (three) Executive Boards designated as expressly anticipated in the Bylaws and 1 (one) new Executive Board designated by the Board of Directors, as empowered by the first paragraph of the article 20, as General Secretary, being the Executive Board positions restructured as: Chief Executive Officer, General Executive Officer of Fixed Telephony, Executive Officer of Finance and Investor Relations and General Secretary.

V – The elections are homologated, deliberated and consigned in the 147th and 150th Board of Directors’ Meeting, of February 23, 2007 and October 22, 2007, for the following Executive Boards: (i) Chief Executive Officer: Antonio Carlos Valente da Silva; (ii) General Executive Officer of Fixed Telephony: Stael Prata Silva Filho; (iii) Executive Officer of Finance and Investor Relations: Gilmar Roberto Pereira Camurra, all of them elected for a term of office until the first Board of Directors’ Meeting that will be held after the Annual General Meeting of 2010.

VI – According to the incumbencies provided in the 1st paragraph of the article 20 of the Company’s Bylaws, the Board of Directors elected as the Company’s Executive Officer, with a term of office that will starting from January 1st, 2008 and will finish in the first Board of Directors’ Meeting that will be held after the Annual General Meeting of 2010, Mr. Gustavo Fleichman, Brazilian, divorced, lawyer, bearer of the Identity Card # 19.661.903, enrolled with Taxpayer’s ID # 784.792.077 -87 and in the OAB/SP # 86.434, to the General Secretary position. The Executive Officer here elected stated, for the legal purposes, that is not impeded to execute the company’s management, for special law, or for criminal condemnation, or for being under its effects, what prohibit, even temporarily, the access to public positions; or for bankrupt crime, of forfeiture crime, subornation or bribe, concussion, peculation, or against the popular economy, against the national financial system, against the norms of the competition defense, against consumption relationship, public faith, or the property.

VII – To conclude, the Board decided to homologate the incumbencies of the Chief Executive Officer, of the General Executive Officer of Fixed Telephony and of the Executive Officer of Finance and Investor Relations, as well as to determine the responsibilities of the Executive Officer designated as General Secretary, here elected, as follows:

(a) Chief Executive Officer: Besides the assignments already anticipated in the Company’s Bylaws, the Chief Executive Officer has to: (i) Supervise all activities of the Company and approve proposals related to guidelines for its strategic development; (ii) Supervise and manage all marketing activities, including publicity, sponsorships and development of the Company’s image; (iii) Supervise and guide all human resources activities; (iv) Supervise and guide all activities and businesses related to enterprise segment; (v) Define agenda of proposal for claims of operating nature, aiming to subsidize negotiations with the regulator agency; (vi) Coordinate and monitor activities related to quality, control and elaboration management and follow up of the Company’s budget, in accordance to enterprise plans, being able to delegate to other executives the supervision and implementation of these activities; (vii) Supervise and guide the area responsible for communication secrecy; (viii) Preside the Regulatory Strategy Committee, responsible for defining regulatory strategy and implement management in the high profile relationship with authorities, regulators, social agencies and companies of the sector, related to regulatory issues; and (ix) Develop the Company’s tax planning.

(b) General Executive Officer of Fixed Telephony: Besides the assignments already anticipated in the Company’s Bylaws, the General Executive Officer of Fixed Telephony has to: (i) Coordinate and supervise activities related to the residential segment; (ii) Coordinate and supervise activities related to the wholesale segment; (iii) Coordinate and supervise activities related to the businesses segment; (iv) Coordinate and supervise activities related to network services; and (v) Supervise activities related to commercial and administrative services.

(c) Executive Officer of Finance and Investor Relations: Besides the assignments already anticipated in the Company’s Bylaws, the Executive Officer of Finance and Investor Relations has to: (i) Manage the raise and application of funds, foreign exchange transaction and derivatives in the financial market; (ii) Carry out transactions regarding to the raise of funds in financial and bond markets; (iii) Do macroeconomics analysis and studies; (iv) Develop economic-financial projects and analysis of corporate nature and others; (v) Coordinate merger, incorporation and acquisition projects; (vi) Carry out activities related to financial risks control; and (vii) Develop and carry out activities related to balance sheet and interim balance sheet, as well as management of financial commitments.

(d) General Secretary: The General Secretary has to: (i) Manage the activities of the General Secretary of the Company’s Board of Directors; (ii) Coordinate the meetings of Joint Executive Board, Board of Directors and its Committees, Audit Committee and General Meeting, as well as supervise all the corporate and correlated topics; (iii) Coordinate and supervise all legal activities related to the Company’s defense over third party’s, involving matters such as civil, labor, criminal, regulatory, tax, contractual, in the administrative and legal spheres, as well as consultancy and legal advisement activities of the Company and recruiting external legal offices; (iv) Represent the Company, in judgment, as anticipated in the Company’s Bylaws; and (v) Manage other activities established by the Board of Directors.

5. CLOSING: No further business matters to discuss, the meeting was concluded and the Secretary of the Company’s Board of Directors drawn up this minutes, which was approved and subscribed by the Board members in the meeting, starting to be part of the own book. São Paulo, December 10, 2007. (aa) Antonio Carlos Valente da Silva - Chairman of the Board; José Maria Alvarez-Pallete López, Vice Chairman of the Board, Eduardo Navarro de Carvalho; Enrique Used Aznar; Fernando Abril-Martorell Hernandes; Fernando Xavier Ferreira; Iñaki Urdangarín, José Fernando de Almansa Moreno-Barreda; Javier Nadal Ariño; Juan Vicente Revilla Vergara; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Juan Carlos Ros Brugueras; Narcís Serra Serra and the Secretary of the Company’s Board of Directors, Gustavo Fleichman.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 28, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director